

August 5, 2013

<u>Via E-mail</u>
Tatiana Fumioka
President
Vetro, Inc.
Jicinska, 2285/4
Prague, Czech Republic 13000

> **Re: Vetro, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2013**
> **File No. 333-188648**

Dear Ms. Fumioka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 7</u>

<u>We have yet to earn revenue and our ability to sustain our operations…….., page 8</u>

1. The amount of accrued net losses for the period from inception to May 31, 2013 disclosed in the first sentence does not agree to your financial statements. Please revise. Please also revise your disclosure of the amount of the net loss from inception in the second paragraph on page 22.

<u>Dilution of the Price You Pay for Your Shares, page 15</u>

2. We reviewed your response to comment four in our letter dated June 6, 2013 and the revisions to your disclosure. It appears that the last table on page 16 which sets forth the investment by purchasers of shares in the offering assuming 50% of shares sold is labeled

incorrectly and should be labeled as "purchasers of shares in the offering assuming 25% of shares sold." Please revise.

Estimated Expenses for the Next Twelve Month Period, page 20

3. It appears that the column headings and related data in the table on page 20 are inadvertently misaligned. Please revise or advise.

Financial Statements, page 31

Report of Independent Registered Public Accounting Firm, page F-1

4. We note that the auditor's report includes two different dates. Please tell us why the dating of the report complies with Auditing Standards Codification, AU Section 530.

Balance Sheets, page 40

5. Please revise the retained earnings caption in stockholders' equity to report the cumulative net loss with a descriptive caption such as deficit accumulated during the development stage. Please refer to ASC 915-210-45-1.

Notes to Financial Statements, page 43

Note 1 – Organization and Business Operations, page 43

6. Please include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X.

You may contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director